UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[  ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #’s
I	News Advisory – IPSCO Inc. to Webcast First Quarter Results	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: April 12, 2005

By:

/s/ Leslie T. Lederer

Vice President, General Counsel

and Corporate Secretary

Exhibit I

          News Release

For Immediate Release

IPSCO INC. TO WEBCAST FIRST QUARTER RESULTS

[Lisle, Illinois] [April 12, 2005] – IPSCO Inc. (NYSE/TSX:IPS) invites you to listen to the live webcast of its 2005 first quarter conference call at 10:00 AM EDT on Tuesday, April 26, 2005. During the call, IPSCO President and CEO, David Sutherland and Senior Vice President and Chief Financial Officer, Vicki Avril will discuss IPSCO Inc.'s quarterly results.

Persons wishing to listen to the webcast may access it through the Company’s website at www.ipsco.com. The conference call, including the question and answer portion, will also be archived on IPSCO’s web site for three months.

IPSCO operates steel mills at three locations and pipe mills at six locations in Canada and the United States. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons and provides further processing at its five cut-to-length lines located in both the U.S. and Canada. The Company’s tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals.

For further information on IPSCO, please visit the company’s web site.

Company Contact:

John Comrie, Director, Trade Policy and Communications

Tel. 630-810-4730

Release #05-16

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